The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

October 23, 2018

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on September 19, 2018 regarding the Company’s Post-Effective Amendment (“PEA”) No. 246 to its Registration Statement on Form N-1A. PEA No. 246 was filed with the Securities and Exchange Commission pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on August 9, 2018. The sole purpose of PEA No. 246 was to register the Motley Fool Small-Cap Growth ETF (the “Fund”) as a new series of the Company.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response.

1. Prospectus – Summary Section – Fees and Expenses

Staff Comment: Please complete the “Fees and Expenses” table and “Example”.

Response: The Company has provided the requested items below:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.85%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	“Other Expenses” have been estimated to reflect expenses expected to be incurred during the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271

2. Prospectus – Summary Section – Fees and Expenses

Staff Comment: Consider deleting the “Distribution (12b-1) Fees” line item from the Fees and Expenses table as the line item is not applicable.

Response: The Company will retain the line item as it provides information to shareholders and prospective shareholders about the fees and expenses associated with the Fund.

3. Prospectus – Summary Section – Fees and Expenses

Staff Comment: Please confirm that the Fund does not currently operate under an expense limitation agreement and that waived expenses may not be recouped in future years.

Response: The Company supplementally confirms that the Fund does not currently operate under an expense limitation agreement and that the Adviser accordingly is not eligible to recoup any waived expenses.

4. Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the first paragraph of this section, the Fund states that it will invest in “high quality companies.” Please provide a further explanation of how the Adviser determines whether a portfolio investment would be in a “high quality” company.

Response: The Company directs the Staff’s attention to the fourth paragraph of the “Principal Investment Strategies” section, which provides a more detailed explanation of the factors that the Adviser uses in identifying such companies.

5. Prospectus – Summary Section – Principal Investment Risks

Staff Comment: The Fund states that it may invest in issuers within the consumer discretionary sector. Please provide further information about this sector.

Response: The Company responds by including the following language to the “Sector Risk” within the “Principal Investment Risks” section: “The consumer discretionary sector includes companies in industries such as consumer and household durables, consumer services, media, retailing, and automobiles.”

6. Prospectus – How to Buy and Sell Shares – Fair Value Pricing

Staff Comment: Since the Fund may invest in foreign equity securities, including companies from emerging markets, please add disclosure concerning the effect of foreign trading on the Fund’s net asset value.

Response: The Company will revise the Prospectus to remove references to investing in foreign securities since the Fund does not currently intend to invest in foreign securities.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

Denise Coursey, Motley Fool Asset Management, LLC

Jillian Bosmann, Drinker Biddle & Reath LLP

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